Kenneth L. Guernsey

T: +1 415 693 2091

kguernsey@cooley.com

July 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Joe McCann
Division of Corporate Finance, Office of Life Sciences

Re:	Nuvation Bio Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2024
File No. 001-39351

Dear Ms. Dickerson and Mr. McCann:

This letter sets forth the response of Nuvation Bio Inc. (the “Company”) to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated July 12, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A, filed by the Company on May 24, 2024 (the “Preliminary Proxy Statement”).

For your convenience, on behalf of the Company, we have reproduced the comment of the Staff from the Comment Letter in bold italics below and provided a response below the comment. Any terms not defined in this letter have the meaning ascribed to them in the Preliminary Proxy Statement.

Revised Preliminary Proxy Statement Filed May 24, 2024

Proposal 4 – Conversion of Series A Preferred Stock to Class A Stock

Background of the Merger, page 39

1.

We note your response to prior comment 6, and we reissue the comment. Please revise your disclosures to present the discussions and negotiations concerning the terms of the convertible preferred stock, including the existence, size, and timing of the annual dividend that would become payable to preferred stockholders if the stockholders do not approve the Conversion Proposal.

Cooley LLP 3 Embarcadero Center 20th Floor  San Francisco, CA  94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

July 16, 2024

Page Two

Response: We respectfully advise the Staff that we have added the requested disclosure in the revised preliminary proxy statement filed today. The requested disclosure appears on pages 40 and 41 of the revised preliminary proxy statement in the section captioned “Proposal 4–Conversion of Series A Preferred Stock to Class A Stock–Background of the Merger.” In addition, the revised preliminary proxy statement reflects the additional disclosure we provided in our comment response letter dated June 18, 2024. The additional disclosure appears on pages 3, 42 and 43 of the revised preliminary proxy statement.

*****

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

On behalf of the Company, we thank you and the Staff for your assistance to date in connection with the Staff’s review of the Preliminary Proxy Statement. We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please contact me at (415) 693-2091 or Reid S. Hooper, at (202) 776-2097, or Justin A. Kisner, at (650)-843-5080, should you require further information.

Very truly yours,

/s/ Kenneth Guernsey
Kenneth Guernsey, Cooley LLP

cc:

Stephen Dang

Moses Makunje

Nuvation Bio Inc.

Reid S. Hooper

Justin A. Kisner

Matthew D. Silverman

Melissa H. Boyd

Cooley LLP

Cooley LLP 3 Embarcadero Center 20th Floor  San Francisco, CA  94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com